[APOLLO GOLD LETTERHEAD]

May 3, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Apollo Gold Corporation (the “Company”)
Registration Statement on Form S-3 filed February 15, 2006
File No. 333-131876

Amendment No. 1 to Form S-3 filed February 14, 2006
File No. 333-122433

Amendment No. 1 to Form S-3 Filed February 14, 2006
File No. 333-122693

Ladies and Gentlemen:

The undersigned respectfully requests that the effective date of the above-referenced Registration Statements be accelerated so that the same will be effective at 10:00 A.M. Eastern Daylight Time on May 5, 2006 or as soon thereafter as practicable.

The undersigned hereby acknowledges that as of the date hereof:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the above-referenced Registration Statements;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statements effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced Registration Statements; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

APOLLO GOLD CORPORATION

By:	/s/ Melvyn Williams
Name: Melvyn Williams
Title: Chief Financial Officer, Senior Vice President - Finance and Corporate Development